Exhibit 99.77(i)

ITEM 77I – Terms of new or amended securities

1.	On July 13, 2017 the Registrant’s Board of Directors approved the establishment of Class R6 shares on behalf of Voya Global Multi-Asset Fund.

2.	On September 14, 2017, the Registrant’s Board of Directors approved a modification to the Class R6 shares investment eligibility for Voya funds. The Registrant’s Prospectuses are revised as follows:

The first paragraph of the section entitled “How to Buy Shares – Class R6 Shares” of the Prospectuses is deleted in its entirety and replaced with the following:

Class R6 shares may be purchased without a sales charge. Class R6 shares are offered to the following investors, provided that these investors do not require a Fund or an affiliate of a Fund (including the Adviser and any affiliate of the Adviser) to make, and a Fund or affiliate does not pay, any type of servicing, administrative, or revenue sharing payments with respect to Class R6 shares: (1) qualified retirement plans, including, but not limited to 401(k) plans, 457 plans, employer sponsored 403(b) plans, defined benefit plans and other accounts or plans whereby Class R6 shares are held on the books of each Fund through omnibus accounts (either at the plan level or the level of the plan administrator); (2) non-qualified deferred compensation plans; (3) other registered investment companies; and (4) other institutional investors (including, for example, endowment funds and foundations) that: (a) meet a $1 million minimum initial investment requirement and (b) hold interests in a Fund through a single plan level account held directly through the Fund and not traded through an intermediary. Such availability will be subject to management’s determination of the appropriateness of investment in Class R6 shares.